EXHIBIT 99(f)




     This Agreement, made as of this 23rd day of June, 1998, by and among FCNB Corp, a Maryland corporation ("FCNB"), FCNB Bank, a Maryland chartered commercial Bank and the wholly owned subsidiary of FCNB (the "Bank"), and _______________ a director (a "Director") of Capital Bank, National Association ("Capital").

     WHEREAS, FCNB, the Bank and Capital have entered into an Agreement and Plan of Reorganization and Merger, of even date herewith (the "Merger Agreement"), pursuant to which Capital will be merged with and into the Bank, and each share of Capital Common Stock will be converted into shares of FCNB Common Stock as set forth in the Merger Agreement; and

     WHEREAS, as a condition of FCNB's and the Bank's obligations under the Merger Agreement and as a material inducement to FCNB and the Bank to enter into the Merger Agreement, FCNB has requested that the members of the Board of Directors of Capital agree, and the Director desires to agree, to certain restrictions on their respective ability to compete with FCNB and the Bank following consummation of the Merger; and

     WHEREAS, FCNB, the Bank and the Director desire to enter into this Agreement to set forth the duration, scope and other terms and conditions of such limitations;

     NOW, THEREFORE, in consideration of the premises and the mutual covenants and agreements set forth herein and in the Merger Agreement, and intending to be legally bound hereby, the parties hereto agree as follows:

     1. From and after the Effective Time until June 30, 2000 (the "Covenant Period"), the Director shall not, directly or indirectly, engage or participate in the ownership, management, operation, control or financing of, or otherwise be connected with or have any interest in, whether as organizer, director, advisory director, officer, employee, consultant, partner, contractor, stockholder (other than as a holder of less than 3% of the capital stock of a financial institution reporting under the Securities Exchange Act of 1934), or otherwise, of any financial institution competitive with that of FCNB or the Bank which has a branch or loan production office (or in the case of financial institutions other than banking (including thrift) institutions, an office) in the District of Columbia, the counties of Montgomery, Prince George's and Frederick in Maryland, the counties of Arlington, Fairfax and Loudoun in Virginia and the Cities of Fairfax and Alexandria in Virginia (the "Designated Area"), including but not limited to any entity engaged in, or which controls any entity engaged in, retail banking services, commercial banking services, deposit production, loan production or commercial lending services and mortgage banking services. Notwithstanding the foregoing (i) the provisions of this
Section 1 shall not apply to any relationship of the types described, which the Director has with any institution other than Capital as of the date hereof, (ii) the provisions of this Section 1 shall not apply any employee or officer relationship which the Director has or commences with any institution other than Capital or FCNB after the date hereof or after the consummation of the Merger, provided that the Director's position with such other institution would not involve responsibilities or relate to activities of such other institution within the Designated Area during the Covenant Period, and (iii) the provisions of this Section 1 do not apply to advisory relationships with a financial institution which the Director may have as of the date hereof or may hereafter have, solely in the capacity as legal counsel or independent public accountant.

     2. During the Covenant Period, the Director shall not, directly or indirectly, disclose or use, or authorize any person or entity to disclose or use, any confidential or nonpublic information relating to FCNB of which such Director is aware or to which such Director has access, as a result of such Director's service on the Board of Directors or as an officer of Capital, including but not limited to information regarding the customers, products, manners of business and product development, or employees of Capital or FCNB (whether or not any of the foregoing is novel or known by any other person); provided however, that this restriction shall not apply to the disclosure of confidential information (i) to any governmental entity to the extent required by law, or (ii) which is publicly known and available through no wrongful act of such Director or any affiliate of such Director.

     3. During the Covenant Period, the Director shall not, directly or indirectly, for on behalf of such


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Director or any other person or entity,  call upon, accept banking business from or solicit the banking business of any person or entity who was a customer of Capital as of the date hereof or at the Effective Time.

     4. During the Covenant Period, the Director shall not, directly or indirectly, for on behalf of such Director or any other person or entity, initiate any offer of employment to or hiring process with respect to, or in any manner solicit the services, or hire any person who was an employee of Capital at the date hereof or at the Effective Time.

     5. In the event of a breach or violation of this Agreement by the Director, the running of the Covenant Period shall be tolled during the continuance of such breach or violation, and the Covenant Period shall be extended by the period of time for which such breach or violation was continuing.

     6. The parties hereto agree that the subject matter of this Agreement is unique and that the damages accruing to the parties hereto as a result of a breach hereof are not readily subject to calculation, and that the failure of any party to perform hereunder will result in irreparable damage to the other parties, and that specific performance of the obligations of the parties hereto is an appropriate and authorized remedy for a breach hereof.

     7. This Agreement constitutes the entire agreement among the parties with respect to the subject matter hereof, superseding all prior understandings and agreements, written and oral.

     8. This Agreement shall be governed by and construed in accordance with the laws of the State of Maryland.

     9. Any illegality, invalidity or unenforceability of any provision hereof in any jurisdiction shall not invalidate or render illegal or unenforceable in such jurisdiction the remaining provisions hereof and shall not invalidate or render illegal or unenforceable such provision in any other jurisdiction. In the event that the scope or duration of any provision hereof shall be found to be unenforceable in any jurisdiction, then such provision shall be interpreted to provide for the broadest scope or longest duration which would be enforceable in such jurisdiction.

     10. Capitalized terms used and not defined herein and defined in the Merger Agreement shall have the meaning ascribed to them in the Merger Agreement.

     11. This Agreement may be executed in one or more counterparts, each of which shall be an original, and all of which together shall constitute one and the same instrument.

     IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be executed as of the day first above written.

                                                 FCNB CORP

                                        By:
                                            ------------------------------------
                                                    A. Patrick Linton, President
                                                     & Chief Executive Officer


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